Exhibit 21.1

UTSTARCOM SUBSIDIARIES

Name	Place of Incorporation or Organization

UTStarcom China Co., Ltd.	China
UTStarcom (Chongqing) Co., Ltd.	China
UTStarcom Telecom Co., Ltd.	China
Hangzhou Starcom Telecom Co., Ltd.	China
Advanced Communications Devices Inc.	U.S.A.
UTStarcom S.A. de C.V.	Mexico
UTStarcom GmbH	Germany
UTStarcom Japan KK	Japan
UTStarcom Hong Kong Ltd.	Hong Kong
UTStarcom Ltd. (Thailand)	Thailand
UTStarcom Cayman Inc.	Cayman Islands
UTStarcom International Service Inc.	U.S.A.
UTStarcom International Product Inc.	U.S.A.
UTStarcom Communication Technology (Hangzhou) Company Limited	China
Issanni Communications, Inc.	U.S.A.
RollingStreams Systems, Ltd.	Cayman Islands
UTStarcom (Shenzhen) Technical Co., Ltd.	China
UTStarcom Canada Company	Canada
UTStarcom Ireland Limited	Ireland
UTStarcom Singapore PTE.LTD	Singapore
UTS Taiwan Ltd.	Taiwan
UTStarcom Networks Solutions (Brazil)	Brazil
UTStarcom Australia Pty Ltd.	Australia